UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )*

INTERNATIONAL MEDIA ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

459867107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 459867107	Schedule 13G	Page 2 of 7 Pages

1	Name of Reporting Person Shibasish Sarkar
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of India

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 6,296,900(1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,296,900(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,296,900(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 21.3%
12	Type of Reporting Person (See Instructions) IN

(1) Consists of shares beneficially owned by Content Creation Media LLC, over which Shibasish Sarkar has voting and dispositive power.

CUSIP No. 459867107	Schedule 13G	Page 3 of 7 Pages

1	Name of Reporting Person Content Creation Media LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 6,296,900
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 6,296,900
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,296,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 21.3%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 459867107	Schedule 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: International Media Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

1604 US Highway 130

N Brunswick, NJ 08902

Item 2.

(a)	Name of Person Filing:

(i)	Shibasish Sarkar

(ii)	Content Creation Media LLC

(b)	Address of Principal Business Office or if none, Residence:

c/o International Media Acquisition Corp.

1604 US Highway 130

N Brunswick, NJ 08902

(c)	Citizenship:

(i)	Shibasish Sarkar	Republic of India

(ii)	Content Creation Media LLC	Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 459867107

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

(i)	Shibasish Sarkar	6,296,900 shares. Consists of shares owned by Content Creation Media LLC, over which Shibasish Sarkar has voting and dispositive power.

(ii)	Content Creation Media LLC	6,296,900 shares

(b)	Percent of Class:

(i)	Shibasish Sarkar	21.3%

(ii)	Content Creation Media LLC	21.3%

The foregoing percentages are based on 29,546,900 shares of common stock outstanding as of December 31, 2021.

CUSIP No. 459867107	Schedule 13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(1)	Shibasish Sarkar	0

(2)	Content Creation Media LLC	6,296,900

(ii)	shared power to vote or to direct the vote:

(1)	Shibasish Sarkar	6,296,900

(2)	Content Creation Media LLC	0

(iii)	sole power to dispose or to direct the disposition of:

(1)	Shibasish Sarkar	0

(2)	Content Creation Media LLC	6,296,900

(iv)	shared power to dispose or to direct the disposition of:

(1)	Shibasish Sarkar	6,296,900

(2)	Content Creation Media LLC	0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 459867107	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Shibasish Sarkar
Shibasish Sarkar

CONTENT CREATION MEDIA LLC

By:	/s/ Shibasish Sarkar
Name: Shibasish Sarkar
Title: Manager

CUSIP No. 459867107	Schedule 13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of International Media Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2022.

/s/ Shibasish Sarkar
Shibasish Sarkar

CONTENT CREATION MEDIA LLC

By:	/s/ Shibasish Sarkar
Name: Shibasish Sarkar
Title: Manager